Issuer Free Writing Prospectus
Filed Pursuant to Rule 433
Registration Statement No. 333-286174
Relating to the Preliminary
Prospectus Supplement dated June 24, 2025
(To Prospectus dated April 3, 2025)

Allot Announces Pricing of Underwritten
Public Offering of Ordinary Shares

Hod-HaSharon, Israel, June 24, 2025 – Allot Ltd. (Nasdaq: ALLT; TASE: ALLT) (“Allot” or the “Company”), a leading global provider of innovative network intelligence and security solutions for service providers and enterprises worldwide, announced today the pricing of a public offering of 5,000,000 ordinary shares at a price to the public of $8.00 per share. In addition, the Company granted the underwriters of the public offering a 30-day option to purchase from the Company up to an additional 750,000 ordinary shares at the public offering price, less underwriting discounts and commissions. All of the ordinary shares in the public offering will be sold by the Company. The offering is expected to close on June 26, 2025, subject to customary closing conditions.

The gross proceeds from the offering, before deducting underwriting discounts and commissions and estimated offering expenses, are expected to be $40.0 million, assuming no exercise of the underwriters’ option. The Company expects to use the net proceeds to repay $31.41 million of principal outstanding under the senior unsecured convertible promissory note with a face value of $40.0 million issued by the Company to its largest shareholder, Lynrock Lake Master Fund LP (“Lynrock”), on February 18, 2022 (as amended, the “Lynrock Note”), and the balance for general corporate purposes.

In connection with the offering, Lynrock has agreed to convert the remaining $8.59 million of principal outstanding under the Lynrock Note into 1,249,995 ordinary shares. Lynrock has entered into a customary lock up agreement with the underwriters with respect to its ordinary shares, including those to be issued upon conversion of the Lynrock Note, for a period of 75 days following the date of the final prospectus supplement. The Company will have no outstanding indebtedness for borrowed money following the repayment and conversion of the Lynrock Note.

TD Cowen and William Blair are acting as the joint book-running managers, Needham & Company is acting as lead manager and Northland Capital Markets is acting as co-manager, with respect to the public offering of the ordinary shares.

The public offering is being made pursuant to an effective shelf registration statement on Form F-3 previously filed by the Company with the U.S. Securities and Exchange Commission (the “SEC”) and declared effective on April 3, 2025. A preliminary prospectus supplement relating to the public offering has also been, and a prospectus supplement relating to the public offering will be, filed with the SEC. The public offering of ordinary shares is being made only by means of a prospectus supplement and accompanying prospectus. Before you invest, you should read the prospectus in that registration statement, the preliminary prospectus supplement filed on June 24, 2025, the prospectus supplement once available, and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. Copies of the prospectus supplement and accompanying prospectus relating to the public offering may be obtained free of charge at the SEC’s website at www.sec.gov. Alternatively, copies of the prospectus supplement and the accompanying prospectus may be obtained from: TD Securities (USA) LLC, 1 Vanderbilt Avenue, New York, NY 10017, by email at TD.ECM_Prospectus@tdsecurities.com or by telephone at (855) 495-9846; and William Blair & Company, L.L.C., Attention: Prospectus Department, 150 North Riverside Plaza, Chicago, IL 60606, or by telephone at (800) 621-0687, or by email at prospectus@williamblair.com.

This press release shall not constitute an offer to sell or the solicitation of an offer to buy the securities described above, nor shall there be any offer, solicitation or sale of such securities in any state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction. Any offer, solicitation or sale of such securities will be made in accordance with the registration requirements of the Securities Act of 1933, as amended.

About Allot

Allot Ltd. (Nasdaq: ALLT, TASE: ALLT) is a leading global provider of innovative network intelligence and security solutions for service providers and enterprises worldwide.

Forward-Looking Statements

This press release contains forward-looking statements, including statements regarding the size and timing of the public offering, the granting of an option by the Company to the underwriters to purchase additional ordinary shares from the Company, the proposed use of proceeds of the public offering, and the repayment and conversion of the Lynrock Note. These statements are not historical facts but rather are based on Allot’s current expectations and projections regarding its business, operations and other factors relating thereto. Words such as “expect,” “intend,” “believe,” “may,” “will,” “should,” and other words and terms of similar meaning (including their negative counterparts or other various or comparable terminology) are used to identify these forward-looking statements. These statements are only predictions and as such are not guarantees of future performance and involve risks, uncertainties and assumptions that are difficult to predict. Actual results may differ materially from those in the forward-looking statements as a result of a number of factors, including those set forth in the “Risk Factors” section of the registration statement and the prospectus supplement for the public offering and the Company’s other filings with the SEC. Any such forward-looking statements are made pursuant to the safe harbor provisions of Section 27A of the Securities Act of 1933, as amended, Section 21E of the Securities Exchange Act of 1934, as amended, and speak only as of the date of this press release. Allot undertakes no duty to update any forward-looking statements made herein.

Contacts:

Allot Seth Greenberg sgreenberg@allot.com +972 54 9222294	Allot Investor Relations Ehud Helft / Kenny Green Allot@ekgir.com +1-212-378-8040